FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 or
15d-16 under the securities exchange act of 1934

For the month of March 2004

KERZNER INTERNATIONAL LIMITED
(Translation of registrant's name into English)

Coral Towers, Paradise Island, The Bahamas
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No __X__

If "yes" is marked, indicate below this file number assigned to the registrant in connection with Rule 12g-3-2(b): ___________

This Current Report on Form 6-K is incorporated by reference into the Registration Statement on Form F-3 filed on May 23, 2002, File No. 333-88854.

Exhibit Index is on Page 4

Kerzner International Limited ("Kerzner"), through a wholly owned subsidiary, owns a 25% membership interest in BLB Investors, L.L.C. ("BLB"), a Delaware limited liability company, which announced on March 30, 2004 that it had announced the terms of a cash offer for the entire issued and to be issued share capital of Wembley plc not already owned by BLB. Neither this submission nor the press release that BLB issued on March 30, 2004 in London, attached as Exhibit 99(1) hereto, are intended to constitute an offer or a solicitation of an offer.

Forward-Looking Statements

This report contains forward-looking statements, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties, which are described in Kerzner's public filings with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 30, 2004   <u>KERZNER INTERNATIONAL LIMITED</u>

By:	<u>/s/John R. Allison</u>
Name:	John R. Allison
Title:	Executive Vice President
	Chief Financial Officer

EXHIBIT LIST

Exhibit	Description
99(1)	Press Release on March 30, 2004 Cash Offer by JPMorgan on behalf of BLB Investors, L.L.C. for Wembley plc

Exhibit 99(1)

30 March 2004

Cash Offer

by

JPMorgan

on behalf of

BLB Investors, L.L.C.

for

Wembley plc

Summary

- The management committee of BLB Investors announces the terms of a cash offer for the entire issued and to be issued share capital of Wembley not already owned by BLB Investors.

- The Offer will be 800 pence in cash for each Wembley Share and values the entire issued and to be issued share capital of Wembley at approximately £287.3 million.

- The Offer represents a premium of 6.67 per cent. over the MGM Proposal[1] and a premium of 51.66 per cent. over the Closing Price of 527.5 pence for each Wembley Share on 19 November 2003, the day prior to the announcement by Wembley that it had received approaches from a number of parties interested in acquiring some or all of the assets of Wembley.

- If the Wembley Meetings to approve the MGM Proposal proceed, BLB Investors and Active Value will exercise voting rights representing approximately 22.25 per cent. of Wembley's issued share capital against the resolutions to approve the MGM Proposal.

- The Offer is conditional upon, among other things, completion of the Lincoln Park Reorganisation and receipt of regulatory clearances from the Rhode Island Lottery Commission, the Rhode Island Department of Business Regulation and other relevant regulators. Applications for clearance from the Rhode Island Lottery Commission and the Rhode Island Department of Business Regulation are being filed today.

- BLB Investors already owns 2,811,108 Wembley Shares (representing approximately 8.09 per cent. of Wembley's issued share capital) and is now committed to acquire a further 4,921,392 Wembley Shares (representing approximately 14.16 per cent. of Wembley's issued share capital) from Active Value subject only to satisfaction of the HSR Condition. Accordingly, BLB Investors either owns or has agreed to acquire, in aggregate, 7,732,500 Wembley Shares (representing approximately 22.25 per cent. of Wembley's issued share capital).

Commenting on the Offer on behalf of BLB Investors, Jeff Dishner said:

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[1] Before ascribing any value to LP Residual Limited in the MGM Proposal.

"BLB Investors has already committed over £60 million to acquire a major shareholding in Wembley. Based on our unique collection of real estate, gaming and leisure industry expertise, we believe that BLB Investors is best positioned to invest in and develop Wembley's businesses to ensure that their future potential is fully realised."

Enquiries:

BLB Investors Jeff Dishner	Tel: +44 (0) 20 7353 4200
JPMorgan Murray Orr Edward Banks	Tel: +44 (0) 20 7742 4000
Tulchan Communications Andrew Grant Andrew Honnor	Tel: +44 (0) 20 7353 4200

This summary should be read in conjunction with the full text of the attached announcement. Terms used in this summary shall have the meaning given to them in the full announcement.

This announcement does not constitute an offer to sell, or invitation to purchase, any securities or the solicitation of any vote or approval in any jurisdiction. The Offer Document and Form of Acceptance will be posted to Wembley Shareholders in due course.

The Offer is not being made, directly or indirectly, in or into or by use of the mails or by any means or instrumentality (including, without limitation, telephonically or electronically) of interstate or foreign commerce of, or by any other facilities of, a national, state or other securities exchange of the United States, nor is it being made directly or indirectly in or into Canada, Australia or Japan. Accordingly, copies of this announcement and any related documents are not being, and must not be, mailed or otherwise distributed or sent in or into or from the United States, Canada, Australia or Japan and persons doing so may render invalid any purported acceptance of the Offer. The availability of the Offer to persons who are not resident in the United Kingdom may be affected by the laws of their relevant jurisdiction. Wembley Shareholders who are not resident in the United Kingdom should inform themselves about, and observe, any applicable requirements of their jurisdiction.

JPMorgan, which is regulated by the Financial Services Authority in the United Kingdom, is acting for BLB Investors and no one else in connection with the Offer and will not be responsible to anyone other than BLB Investors for providing the protections afforded to clients of JPMorgan or for providing advice in relation to the Offer.

30 March 2004

Cash Offer

by

JPMorgan

on behalf of

BLB Investors, L.L.C.

for

Wembley plc

1. Introduction

The management committee of BLB Investors announces the terms of a cash offer for the entire issued and to be issued share capital of Wembley not already owned by BLB Investors. The Offer will be made by JPMorgan on behalf of a direct or indirect wholly-owned subsidiary of BLB Investors incorporated for the specific purpose of making the Offer.

2. Background

On 10 March 2004, BLB Investors acquired 2,811,108 Wembley Shares (representing approximately 8.09 per cent. of Wembley's issued share capital) from Active Value. On 19 March 2004, BLB Investors announced that it had agreed to purchase a further 4,921,392 Wembley Shares (representing approximately 14.16 per cent. of Wembley's issued share capital) from Active Value in certain circumstances. As a result of this announcement, BLB Investors has now acquired or is committed to acquire, in aggregate, 7,732,500 Wembley Shares (representing approximately 22.25 per cent. of Wembley's issued share capital). On 10 March 2004, BLB Investors approached the Wembley Board expressing its interest in making an offer and seeking, among other things, due diligence information. The Wembley Board has since then been co-operating with BLB Investors in connection with its proposals. Prior to this announcement, BLB Investors sought a recommendation of the Offer from the Wembley Board and hopes that a recommendation will be given to Wembley Shareholders in due course, as the Offer provides greater value to Wembley Shareholders than the MGM Proposal.

If the Wembley Meetings to approve the MGM Proposal proceed, BLB Investors and Active Value will exercise voting rights representing approximately 22.25 per cent. of Wembley's issued share capital against the resolutions to approve the MGM Proposal.

3. The Offer

The Offer, which will be subject to the terms and conditions set out in Appendix I to this announcement and to the further terms to be set out in the Offer Document and Form of Acceptance, will be made on the basis set out below:

for each Wembley Share   800 pence in cash

The Offer values the entire issued and to be issued share capital of Wembley at approximately £287.3 million.

On this basis, the Offer represents a premium of 6.67 per cent. over the MGM Proposal[2] and a premium of 51.66 per cent. over the Closing Price of 527.5 pence for each Wembley Share on 19 November 2003, the day prior to the announcement by Wembley that it had received approaches from a number of parties interested in acquiring some or all of the assets of Wembley.

Wembley Shares will be acquired under the Offer fully paid and free from all liens, charges, equitable interests, encumbrances, rights of pre-emption and other third party rights or interests and together with all rights attaching thereto including, without limitation, the right to receive all dividends and other distributions (if any) announced, declared, made or paid hereafter.

4.   **Background to and reasons for the Offer**

The members of BLB Investors, who have a proven track record of successfully working together, bring significant expertise and capabilities in the real estate, gaming and leisure industries. Starwood Capital is a major investor in leisure-related real estate projects, Kerzner is a leading international developer and operator of destination resorts and casinos and Waterford is an operator and developer of gaming and hospitality properties.

The members of BLB Investors have extensive experience of successfully developing and operating assets worldwide, including in the Northeastern US gaming and real estate markets. Accordingly, BLB Investors regards the acquisition of Wembley as an important opportunity to invest in these markets and, specifically, to enhance and develop the Lincoln Park facilities in a manner supported by and agreed with both the local communities and the relevant regulators in Rhode Island.

In addition, the UK assets of Wembley are regarded as interesting development opportunities, should the gaming reforms currently proposed in the UK be adopted.

5.   **Information on BLB Investors and the Consortium**

(a)   BLB Investors

BLB Investors is a Delaware limited liability company, which is 50 per cent. owned by investment affiliates of Starwood Capital, 25 per cent. owned by investment affiliates of Kerzner and 25 per cent. owned by investment affiliates of Waterford. The Offer will be made by a direct or indirect wholly-owned subsidiary of BLB Investors incorporated for the specific purpose of making the Offer.

(b)   Starwood Capital

Since its inception in 1991, Starwood Capital and its predecessors have specialised in real estate investments on behalf of high net worth families, pension funds and other institutional investors. During this period, Starwood Capital and its affiliates have invested approximately US$2.6 billion of private and institutional capital for transactions representing approximately US$8.0 billion worth of real estate and related assets. Starwood Capital and its affiliates have specialised in building business enterprises around core real estate portfolios, including: (a) the

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[2]   Before ascribing any value to LP Residual Limited in the MGM Proposal.

recapitalisation, reorganisation and expansion in 1995 of a real estate investment trust in financial difficulty to become the company which is today known as Starwood Hotels & Resorts Worldwide, Inc., a leading global owner/operator of hotels, with ownership of brands such as Sheraton, Westin, The St. Regis Luxury Collection and "W"; (b) contributing a substantial mezzanine debt portfolio to create the company which is today known as iStar Financial, Inc., one of the leading publicly-owned finance companies in the US focused on commercial real estate; and (c) the acquisition in 2003, in partnership with affiliates of Goldman Sachs & Co., of National Golf Properties/American Golf Corporation, one of the largest owner/operators of golf courses and related facilities in the US.

Starwood Capital's affiliates have significant existing real estate holdings in Rhode Island, including: (a) a 290 unit, age-restricted residential development known as the Village at Mount Hope Bay in Tiverton, located on approximately 106 acres, with estimated total project costs exceeding US$175 million and consisting of town houses, condominiums and a marina; (b) the land under a 239,000 square feet multi-family project subject to a 99 year ground lease; (c) approximately 176,000 square feet of retail centres in Pawtucket and Middletown; and (d) approximately 115,000 square feet of industrial and office property in East Providence

(c)   Kerzner

Kerzner is a leading international developer and operator of destination resorts and casinos. Kerzner's flagship brand is Atlantis, which includes Atlantis, Paradise Island, a 2,317-room, ocean-themed destination resort located on Paradise Island, The Bahamas. Atlantis, Paradise Island is a unique destination resort featuring three inter-connected hotel towers built around a 7-acre lagoon and a 34-acre marine environment that includes the world's largest open-air marine habitat and is the home to the largest casino in the Caribbean. Kerzner is listed on the New York Stock Exchange with a current equity market capitalisation of approximately US$1.4 billion.

In its luxury resort hotel business, Kerzner manages nine resort hotels primarily under the One&Only brand. The resorts, featuring some of the top-rated properties in the world, are located in The Bahamas, Mexico, Mauritius, the Maldives and Dubai.

(d)   Waterford

Waterford is an operator and developer of gaming and hospitality properties in the United States. With 27 properties throughout the United States, Waterford has experience operating a variety of properties, including gaming facilities, full-service and resort properties, conference and convention centres, all-suite hotels, and limited services properties. One of these properties, which opened in May 2003, is located in Warwick, Rhode Island and was developed and constructed, and is now owned and managed, by Waterford.

Since 1986, Waterford has been involved in the development of projects totalling more than US$2 billion.

Kerzner and Waterford were responsible for developing the Mohegan Sun Casino in Uncasville, Connecticut, one of the premier casino destinations in the United States. Kerzner and Waterford together managed the Mohegan Sun Casino until 31 December 1999, at which time the Mohegan Tribe agreed to pay Kerzner and Waterford a percentage of future gross revenues of the Mohegan Sun Casino in exchange for relinquishing their management contract to the Mohegan Tribe. As a result of relinquishing the management contract, Kerzner and Waterford no longer provide any management services to the Mohegan Sun Casino and only expect to receive payments for a period of time as consideration for having relinquished the management contract.

6.   **Arrangements with Active Value**

On 10 March 2004, BLB Investors acquired 2,811,108 Wembley Shares, representing approximately 8.09 per cent. of Wembley's issued share capital, from Active Value at a price of 800 pence for each Wembley Share. As a result of this announcement, BLB Investors is committed to acquire, and Active Value is committed to sell, a further 4,921,392 Wembley Shares (representing approximately 14.16 per cent. of Wembley's issued share capital) from Active Value at 800 pence for each Wembley Share, subject only to any necessary notifications and filings having been made and all relevant waiting periods expiring or having been terminated under the Hart-Scott-Rodino Antitrusts Improvements Act of 1976 (as amended) and all approvals or clearances thereunder having been obtained to the reasonable satisfaction of BLB Investors.

Pending satisfaction of the HSR Condition and transfer of the Announcement Shares, or until the Offer lapses or is withdrawn, Active Value has agreed that: (a) it will vote the Announcement Shares against the scheme of arrangement to effect the MGM Proposal; (b) it will also vote the Announcement Shares against any alternative proposal leading to a change of ownership of Wembley or a transfer of any material assets of Wembley; and (c) it will vote the Announcement Shares in favour of any offer made by BLB Investors for Wembley by way of a scheme of arrangement.

7.   **Information on Wembley**

Wembley is a track-based gaming business with operations in the United Kingdom and the United States. In the United States, Wembley has operations in the states of Rhode Island and Colorado. Wembley's principal venue is the Lincoln Park greyhound track in Rhode Island. In Colorado, Wembley owns and operates three greyhound racing tracks and one horse racing track, together with an off-track betting operation. At Lincoln Park, Wembley's strategy is to offer additional gaming opportunities in the form of video lottery terminals. In the United Kingdom, Wembley is the leading owner and operator of greyhound tracks, with tracks in Wimbledon, Manchester, Birmingham, Oxford and Portsmouth.

For the year ended 31 December 2003, Wembley reported audited turnover from continuing operations of £97.9 million (2002: £101.1 million) and audited operating profit from continuing operations and before tax, interest and exceptional items of £35.3 million (2002: £39.3 million). As at 31 December 2003, Wembley had audited net assets of £188.0 million.

8.   **The Lincoln Park Reorganisation**

The indictment under the Lincoln Park Litigation is currently against Lincoln Park, Inc., an indirect wholly-owned subsidiary of Wembley. The Lincoln Park Reorganisation is intended to separate from the Wembley Group any potential liability for, and associated costs of, the Lincoln Park Litigation. On 27 January 2004, Wembley announced that Lincoln Park, Inc. had entered into an agreement with the United States, acting by and through the US Attorney, to deposit US$8 million into an escrow account, following agreement with the US Attorney that this is the maximum aggregate fine that would be sought in the event of a conviction of Lincoln Park, Inc. on all counts under the indictment against it.

Implementation of the Lincoln Park Reorganisation is a condition of the Offer. Under the Lincoln Park Reorganisation, the following steps are proposed (although BLB Investors reserves the right to change any of these steps in order to effect the underlying commercial objectives of the Lincoln Park Reorganisation):

(a)   Lincoln Park, Inc. will be reorganised by way of merger into LPRI, a Rhode Island limited liability company;

(b)   LPRI will transfer (by distribution or otherwise) its business, assets and liabilities to its immediate holding company, UTGR, Inc., save that it will retain its liability for the Lincoln Park Litigation, including associated legal and other costs. LPRI will also retain cash balances (including the US$8 million in escrow referred to above) which, when aggregated with LPJ's cash balances, will total US$16.3 million (approximately £9 million);

(c)   UTGR, Inc. will sell its membership interest in LPRI to Wembley at market value;

(d)   a new Jersey limited liability company, LPJ, will be incorporated by Wembley and capitalised such that the aggregate cash balances of LPJ and LPRI are as described above following which Wembley will transfer its membership interest in LPRI to LPJ; and

(e)   LPJ will be sold to the Independent Entity or a wholly-owned subsidiary of the Independent Entity in consideration of a deferred payment to Wembley payable only on resolution of the Lincoln Park Litigation and equal to the cash (if any) remaining within LPJ and LPRI that can be distributed to the Independent Entity less certain costs and the expenses associated with the administration of LPJ, LPRI and the Independent Entity and their winding-up.

9.   Conditions of the Offer

The Offer will be subject to the conditions set out in Appendix I to this announcement.

10.   Financing of the Offer

The Offer will be funded by equity contributions from investment affiliates of each of Starwood Capital, Kerzner and Waterford and by debt facilities provided by Deutsche Bank and JPMorgan Chase.

11.   Management and employees

BLB Investors confirms that the existing employment rights, including pension entitlements, of the employees of the Wembley Group will be fully safeguarded upon the Offer becoming or being declared unconditional in all respects.

12.   Wembley Share Option Schemes

The Offer will be extended to any Wembley Shares which are allotted or issued as a result of the exercise of options granted, or shares being transferred, under the Wembley Share Option Schemes while the Offer remains open for acceptance (or, subject to the provisions of the City Code, until such earlier date or dates as the Offeror may determine).

In the event that the Offer becomes or is declared unconditional in all respects, BLB Investors will write to participants in the Wembley Share Option Schemes to inform them of the effect of the Offer on their rights under the Wembley Share Option Schemes and to set out appropriate proposals to be made to them.

13. **Compulsory acquisition, de-listing and cancellation of admission to trading**

Subject to the Offer becoming or being declared unconditional in all respects, if sufficient acceptances are received under the Offer, BLB Investors intends to use the procedures set out in sections 428 to 430F of the Companies Act to acquire compulsorily any outstanding Wembley Shares to which the Offer relates and to procure that Wembley applies to the UKLA for cancellation of the listing of the Wembley Shares on the Official List and to the London Stock Exchange for admission to trading of the Wembley Shares to be cancelled.

It is anticipated that the cancellation of Wembley's listing and admission to trading will take effect no earlier than the expiry of 20 business days after the date on which the Offer becomes or is declared unconditional in all respects.

Enquiries:

BLB Investors Jeff Dishner	Tel: +44 (0) 20 7353 4200
JPMorgan Murray Orr Edward Banks	Tel: +44 (0) 20 7742 4000
Tulchan Communications Andrew Grant Andrew Honnor	Tel: +44 (0) 20 7353 4200

This announcement does not constitute an offer to sell, or invitation to purchase, any securities or the solicitation of any vote or approval in any jurisdiction. The Offer Document and Form of Acceptance will be posted to Wembley Shareholders in due course.

The Offer is not being made, directly or indirectly, in or into or by use of the mails or by any means or instrumentality (including, without limitation, telephonically or electronically) of interstate or foreign commerce of, or by any other facilities of, a national, state or other securities exchange of the United States, nor is it being made directly or indirectly in or into Canada, Australia or Japan. Accordingly, copies of this announcement and any related documents are not being, and must not be, mailed or otherwise distributed or sent in or into or from the United States, Canada, Australia or Japan and persons doing so may render invalid any purported acceptance of the Offer. The availability of the Offer to persons who are not resident in the United Kingdom may be affected by the laws of their relevant jurisdiction. Wembley Shareholders who are not resident in the United Kingdom should inform themselves about, and observe, any applicable requirements of their jurisdiction.

JPMorgan, which is regulated by the Financial Services Authority in the United Kingdom, is acting for BLB Investors and no one else in connection with the Offer and will not be responsible to anyone other than BLB Investors for providing the protections afforded to clients of JPMorgan or for providing advice in relation to the Offer.

Appendix II contains the definitions of certain terms used in this announcement.

APPENDIX I

Conditions of the Offer

The Offer will be subject to the following conditions:

(a)   valid acceptances being received (and not, where permitted, withdrawn) by 3.00 p.m. (London time) on the first closing date of the Offer (the **First Closing Date**) or such later time(s) and/or date(s) as the Offeror may, subject to the rules of the City Code, decide in respect of not less than 90 per cent. in nominal value (or such lesser percentage as the Offeror may decide) of the Wembley Shares to which the Offer relates, provided that this condition will not be satisfied unless the Offeror and/or its holding company and/or any of its wholly-owned subsidiaries shall have acquired, or agreed to acquire, pursuant to the Offer or otherwise, Wembley Shares carrying more than 50 per cent. of the voting rights normally exercisable at a general meeting of Wembley including, for this purpose (to the extent, if any, required by the Panel), any such voting rights attaching to any Wembley Shares that are unconditionally allotted or issued before the Offer becomes or is declared unconditional as to acceptances whether pursuant to the exercise of any outstanding subscription or conversion rights or otherwise, and for the purposes of this condition:

   (i)   Wembley Shares which have been unconditionally allotted but not issued shall be deemed to carry the voting rights they will carry on issue; and

   (ii)   the expression **Wembley Shares to which the Offer relates** shall be construed in accordance with sections 428 to 430F of the Companies Act;

(b)   it being established, in terms satisfactory to the Offeror (acting reasonably), that the Offer, or any aspect thereof, will not be referred to the Competition Commission provided that, if a request to the European Commission is made by the competent authorities of one or more Member States under Article 22(3) of Council Regulation (EEC) 4064/89 (as amended by Council Regulation (EC) 1310/97) (the **Merger Regulation**) and is accepted by the European Commission, then this paragraph (b) shall only be satisfied if:

   (i)   it is established, in terms satisfactory to the Offeror (acting reasonably), that it is not the intention of the European Commission to initiate proceedings under Article 6(1)(c) of the Merger Regulation; and

   (ii)   to the extent that the competent authorities of the United Kingdom retain jurisdiction over any aspect of the proposed acquisition of Wembley by the Offeror, it is established, in terms satisfactory to the Offeror (acting reasonably), that the proposed acquisition of Wembley by the Offeror, or any matter arising from that acquisition, will not be referred to the Competition Commission;

(c)   all necessary notifications and filings required by law or regulation having been made, all or any applicable waiting and other time periods (including any extensions thereof (including requests for additional information)) under any applicable legislation or regulation of any jurisdiction (including, without limitation, in the United States, Hart-Scott-Rodino Antitrust Improvements Act of 1976 (as amended) and the regulations made thereunder) having expired, lapsed or terminated and any approvals or clearances required by law or regulation having been obtained to the reasonable satisfaction of the Offeror as appropriate, in each case, in respect of the Offer, its implementation and the acquisition of any shares in, or control of, Wembley (or any member of the Wembley Group) by the Offeror or any member of the BLB Investors Group and all necessary statutory and regulatory obligations in connection with the Offer in any jurisdiction having been complied with;

(d)   in relation to the Lincoln Park Business:

(i)   the Rhode Island Lottery Commission, the Rhode Island Department of Business Regulation and all other relevant state and federal regulators having confirmed, on terms reasonably satisfactory to the Offeror, that, on the Offer becoming or being declared unconditional in all respects, all material licences and other operating authorities (however denominated) necessary for the ownership or operation of the Lincoln Park Business will have and will continue to have full force and effect on terms and conditions (including tax) which are no less favourable in any material respect than those currently enjoyed by Wembley;

(ii)   the US Attorney having confirmed, on terms reasonably satisfactory to the Offeror, that he would not object to the transfer of the business of Lincoln Park, Inc. to another member of the Wembley Group and the sale of LPJ and LPRI as would be effected pursuant to the Lincoln Park Reorganisation; and

(iii)   completion of the Lincoln Park Reorganisation;

(e)   other than investigations and waiting periods listed in paragraph (c) above, no central bank, government or governmental, quasi-governmental, supranational, statutory or regulatory body or association, institution or agency (including any trade agency) or any court or other body (including any professional or environmental body) or person in any jurisdiction (each a **Relevant Authority**) having decided to take, instituted or threatened any action, proceeding, suit, investigation, enquiry or reference or enacted, made or proposed and there not continuing to be outstanding any statute, regulation, order or decision that would or might:

(i)   make the Offer, its implementation or the acquisition or the proposed acquisition of any Wembley Shares in, or control of, Wembley by any member of the BLB Investors Group void, unenforceable or illegal or directly or indirectly prohibit or restrict, delay or interfere with the implementation of, or impose additional conditions or obligations with respect to, or otherwise challenge, the Offer, its implementation or the acquisition of any shares in, or control of, Wembley by any member of the BLB Investors Group;

(ii)   result in a delay in the ability of the Offeror or any member of the BLB Investors Group, or render the Offeror or any member of the BLB Investors Group unable, to acquire all of the Wembley Shares or require a divestiture by the Offeror or any member of the BLB Investors Group of any Wembley Shares;

(iii)   require, prevent or delay the divestiture (or alter the terms of any proposed divestiture) by any member of the BLB Investors Group or any member of the

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Wembley Group of all or any part of their respective businesses, assets or properties or impose any limitation on their ability to conduct all or any part of their respective businesses and to own any of their respective assets or properties to an extent which is material in the context of the Wembley Group taken as a whole or the BLB Investors Group taken as a whole (as the case may be);

(iv)   impose any material limitation on, or result in any material delay in, the ability of any member of the BLB Investors Group to acquire or hold Wembley Shares or other securities (or the equivalent) in any member of the Wembley Group or to exercise effectively, directly or indirectly, all or any rights of ownership of Wembley Shares or other securities (or the equivalent) in, or to exercise management control over, any member of the Wembley Group or on the ability of any member of the Wembley Group to hold or exercise effectively, directly or indirectly, all or any rights of ownership of shares or other securities (or the equivalent) in, or to exercise management control over, any other member of the Wembley Group;

(v)   result in any member of the Wembley Group ceasing to be able to carry on business under any name which it presently does so to an extent which is material in the context of the BLB Investors Group taken as a whole;

(vi)   require any member of the BLB Investors Group or of the Wembley Group to acquire or offer to acquire any shares or other securities (or the equivalent) in any member of the Wembley Group or any member of the BLB Investors Group owned by any third party (other than in the implementation of the Offer);

(vii)   impose any material limitation on the ability of any member of the BLB Investors Group or the Wembley Group to integrate or co-ordinate its business, or any part of it, with the businesses or any part of the businesses of any other member of the BLB Investors Group and/or the Wembley Group; or

(viii)   otherwise adversely affect the business, assets, financial or trading position or profits of any member of the BLB Investors Group or of the Wembley Group in a manner which is adverse to and material in the context of the BLB Investors Group taken as a whole or the Wembley Group taken as a whole (as the case may be),

and all applicable waiting and other time periods during which any such Relevant Authority could decide to take, institute or threaten any such action, proceeding, suit, investigation, enquiry or reference having expired, lapsed or been terminated;

(f)   all authorisations, orders, grants, recognitions, confirmations, licences, consents, clearances, permissions and approvals (**authorisations**) necessary or appropriate in any jurisdiction for, in respect of, or resulting from, the Offer, its implementation or the proposed acquisition by the Offeror or any member of the BLB Investors Group of any shares in Wembley or control of Wembley (or any member of the Wembley Group) being obtained in terms and in a form reasonably satisfactory to the Offeror from appropriate Relevant Authorities or from any persons or bodies with whom any member of the BLB Investors Group or the Wembley Group has entered into contractual arrangements and such authorisations, together with all authorisations necessary or appropriate for any member of the Wembley Group to carry on its business, remaining in full force and effect (in each case where the consequence of a failure to obtain such authorisation would have a material adverse effect on the Wembley Group (taken as a whole)) and no intimation of any intention to revoke, suspend, restrict or modify or not to renew any of the same having been made in each case where the consequences of such revocation, suspension, restriction or modification would have a material adverse effect on the Wembley Group (taken as a whole);

(g)   save as fairly disclosed in writing by or on behalf of Wembley to BLB Investors, or as publicly announced to a Regulatory Information Service by or on behalf of Wembley, in each such case prior to 30 March 2004, there being no provision of any agreement, arrangement, lease, licence, permit or other instrument to which any member of the Wembley Group is a party or by or to which any such member or any of its assets is or may be bound, entitled or subject which, as a result of the Offer, its implementation or the acquisition or proposed acquisition by the Offeror of any shares in, or change in the control or management of, Wembley or otherwise, would or might reasonably be expected to result in, to an extent which is material in the context of the Wembley Group taken as a whole:

(i)   any moneys borrowed by or any other indebtedness (actual or contingent) of any such member being or becoming repayable or being capable of being declared repayable immediately or earlier than the stated repayment date or the ability of such member to borrow moneys or incur any indebtedness being withdrawn or inhibited;

(ii)   the creation or enforcement of any mortgage, charge or other security interest over the whole or any part of the business, property or assets of any such member or any such security interest (whenever arising or having arisen) becoming enforceable;

(iii)   any assets or interests of any such member being or falling to be disposed of or charged or any right arising under which any such asset or interest could be required to be disposed of or charged other than in the ordinary course of trading;

(iv)   the interest or business of any such member in or with any other person, firm or company (or any agreements or arrangements relating to such interest or business) being terminated or adversely affected;

(v)   any such member ceasing to be able to carry on business under any name under which it presently does so;

(vi)   the value of any such member or its financial or trading position or profits being prejudiced or adversely affected;

(vii)   any such agreement, arrangement, licence or other instrument being terminated or adversely modified or any onerous obligation arising or any adverse action being taken or arising thereunder; or

(viii) the creation of any liabilities (actual or contingent) by any such member, and no event having occurred which, under any provision of any agreement, arrangement, licence or other instrument to which any member of the Wembley Group is a party or by or to which any such member or any of its assets may be bound or be subject, could reasonably be expected to result in any events or circumstances as are referred to in subparagraphs (i) to (viii) of this paragraph (g);

(h)   since 31 December 2003 (except as publicly announced to a Regulatory Information Service by or on behalf of Wembley before 30 March 2004 or as fairly disclosed in writing by or on behalf of Wembley to BLB Investors prior to 30 March 2004), no member of the Wembley Group having:

(i)   save as between Wembley and its wholly-owned subsidiaries prior to 30 March 2004 or upon the exercise of rights to subscribe for Wembley Shares pursuant to options granted under the Wembley Share Option Schemes prior to such date, issued or agreed to issue or authorised the issue of additional shares of any class, or securities convertible into or exchangeable for, or rights, warrants or options to subscribe for or acquire, any such shares or convertible securities;

(ii)   recommended, declared, paid or made or proposed to recommend, declare, pay or make any bonus issue, dividend or other distribution, whether payable in cash or otherwise, other than a distribution by any wholly-owned subsidiary of Wembley;

(iii)   save for transactions between Wembley and its wholly-owned subsidiaries, implemented or authorised any merger or demerger or acquired or disposed of or, other than in the ordinary course of business, transferred, mortgaged or charged, or created any other security interest over, any asset or any right, title or interest in any asset;

(iv)   implemented or authorised any reconstruction, amalgamation or scheme of arrangement;

(v)   purchased, redeemed or repaid any of its own shares or other securities or reduced or made or authorised any other change in its share capital;

(vi)   (save as between Wembley and its wholly-owned subsidiaries) made or authorised any change in its loan capital or issued or authorised the issue of any debentures or incurred or increased any indebtedness or contingent liability;

(vii)   entered into, varied or terminated, or authorised the entry into, variation or termination of, any contract, commitment, agreement, proposal or arrangement (whether in respect of capital expenditure or otherwise) which is outside the ordinary course of trading or which is of a long-term, onerous or unusual nature or magnitude or which involves or could involve an obligation of a nature or magnitude which is material in the context of the Wembley Group (taken as a whole) or which is or is likely to be restrictive on the business of any member of the Wembley Group or the BLB Investors Group to an extent which is material in the context of the Wembley Group or the BLB Investors Group (as appropriate) taken as a whole;

(viii)   been unable, or admitted in writing that it is unable , to pay its debts or having stopped or suspended (or threatened to stop or suspend) payment of its debts generally or ceased or threatened to cease carrying on all or a substantial part of its business;

(ix)   taken any corporate action or had any legal proceedings started or threatened against it for its winding-up (voluntary or otherwise), dissolution or reorganisation (or for any analogous proceedings or steps in any jurisdiction) or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer (or for the appointment of any analogous person in any jurisdiction) of all or any of its assets and revenues or any analogous proceedings in any jurisdiction or appointed any analogous person in any jurisdiction;

(x)   waived, compromised or settled any claim otherwise than in the ordinary course of trading;

(xi)   entered into or varied the terms of any service agreement or arrangement with any director or senior executive of Wembley;

(xii)   made or consented to any significant change to the terms of the trust deeds constituting the pension schemes established for its directors and/or employees and/or their dependants or to the benefits which accrue, or to the pensions which are payable thereunder, or to the basis on which qualification for or accrual or entitlement to such benefits or pensions are calculated or determined, or to the basis upon which the liabilities (including pensions) of such pension schemes are funded or made, or agreed or consented to any change to the trustees; or

(xiii)   entered into any contract, commitment or arrangement or passed any resolution or made any offer (which remains open for acceptance) with respect to, or proposed or announced any intention to effect or propose, any of the transactions, matters or events referred to in sub-paragraphs (i) to (xii) of this paragraph (h);

(i)   since 31 December 2003 (except as publicly announced to a Regulatory Information Service by or on behalf of Wembley before 30 March 2004 or as fairly disclosed in writing by or on behalf of Wembley to BLB Investors prior to 30 March 2004):

(i)   no adverse change having occurred in the business, assets, financial or trading position or profits of any member of the Wembley Group to an extent which is material to the Wembley Group taken as a whole;

(ii)   no litigation, arbitration proceedings, prosecution or other legal proceedings having been threatened, announced, instituted or remaining outstanding by, against or in respect of any member of the Wembley Group or to which any member of the Wembley Group is a party (whether as claimant or defendant or otherwise) and no investigation by any Relevant Authority or other investigative body against or in respect of any member of the Wembley Group having been threatened, announced, instituted or remaining outstanding by, against or in respect of any member of the Wembley Group which, in any such case, might be likely to adversely affect any member of the Wembley Group to an extent which is material to the Wembley Group (taken as a whole); and

(iii) no contingent or other liability having arisen which would or might be likely to adversely affect any member of the Wembley Group to an extent which is material to the Wembley Group taken as a whole;

(j) except as fairly disclosed to BLB Investors in writing by or on behalf of Wembley prior to 30 March 2004, the Offeror not having discovered that:

(i) any financial, business or other information concerning the Wembley Group publicly disclosed at any time by or on behalf of any member of the Wembley Group which is material in the context of the Offer is misleading, contains a misrepresentation of fact or omits to state a fact necessary to make the information contained therein not misleading;

(ii) any member of the Wembley Group is subject to any liability, contingent or otherwise, which should have been but is not disclosed in the annual report and accounts of Wembley for the year ended 31 December 2003 and which is material in the context of the Wembley Group (taken as a whole);

(iii) in relation to any release, emission, discharge, disposal or other fact or circumstance which causes or might reasonably be expected to cause pollution of the environment or harm to human health, no past or present member of the Wembley Group having (i) committed any violation of any laws, statutes, ordinances or regulations of any Relevant Authority and/or (ii) incurred any liability (whether actual or contingent) with respect thereto; or

(iv) there is or is likely to be any obligation or liability (whether actual or contingent) to make good, repair, re-instate or clean up any property now or previously owned, occupied, operated or made use of or controlled by any past or present member of the Wembley Group under any environmental legislation, regulation, notice, circular or order of any Relevant Authority in any jurisdiction, in each case, to an extent which is material in the context of the Wembley Group (taken as a whole).

If the Offeror is required by the Panel to make an offer for Wembley Shares under the provisions of Rule 9 of the City Code, then the Offeror may make such alterations to any of the above conditions as are necessary to comply with the provisions of that Rule.

As part of the financing arrangements with Deutsche Bank and JPMorgan Chase, members of the BLB Investors Group who are parties to those arrangements have agreed that none of the conditions of the Offer will be waived (unless the Offeror is required to do so by the Panel) without the prior written consent of Deutsche Bank and JPMorgan Chase.

The Offer will be governed by English law and be subject to the jurisdiction of the English courts.

The Offeror reserves the right at its absolute discretion to waive all or any of conditions (b) to (j) inclusive, in whole or in part. The Offer will lapse unless all the above conditions are fulfilled or (if capable of waiver) waived or, where appropriate, determined by the Offeror to have been satisfied or to remain satisfied by midnight on the day which is 21 days after the later of the First Closing Date and the date on which the Offer becomes or is declared unconditional as to acceptances (or such later date as the Offeror may, with the consent of the Panel, decide). The

Offeror shall be under no obligation to waive or treat as fulfilled any of conditions (b) to (j) inclusive by a date earlier than the date specified above for the fulfilment thereof notwithstanding that the other conditions of the Offer may at such earlier date have been waived or fulfilled and that there are at such earlier date no circumstances indicating that any of such conditions may not be capable of fulfilment.

Unless the Panel otherwise consents, the Offer will lapse if, before the First Closing Date or the date when the Offer becomes unconditional as to acceptances (whichever is the later), the Offer, or any aspect of it, is referred to the Competition Commission or the European Commission either initiates proceedings under Article 6(1)(c) of the Merger Regulation or, following a referral to a competent authority in the United Kingdom under Article 9(1) of the Merger Regulation, the Offer, or any aspect of it, is then referred to the Competition Commission.

APPENDIX II

Definitions

The following definitions apply throughout this announcement:

Active Value	Active Value Fund Managers Limited and, where the context so requires, certain of its affiliates
Announceme nt Shares	the 4,921,392 Wembley Shares (representing approximately 14.16 per cent. of Wembley's issued share capital) which BLB Investors announced on 19 March 2004 that it had agreed to purchase (subject to (a) the announcement by BLB Investors of a firm intention to make an offer for Wembley by 10.01a.m. on 30 March 2004 and (b) the HSR Condition) from Active Value
Australia	the Commonwealth of Australia, its territories and possessions
BLB Investors	BLB Investors, L.L.C., a Delaware limited liability company, which is 50 per cent. owned by investment affiliates of Starwood Capital, 25 per cent. owned by investment affiliates of Kerzner and 25 per cent. owned by investment affiliates of Waterford and, where the context requires, references to BLB Investors shall include references to any affiliates or associates of BLB Investors
BLB Investors Group	BLB Investors and its subsidiary undertakings
Canada	Canada, its provinces and territories and all areas subject to its jurisdiction
City Code	the City Code on Takeovers and Mergers
Closing Price	the closing middle market price of a Wembley Share on a particular day as derived from the Daily Official List
Companies Act	the Companies Act 1985 (as amended)
Consortium	Starwood Capital, Kerzner and Waterford
Daily Official List	the daily official list of the London Stock Exchange
Deutsche Bank	Deutsche Bank Trust Company Americas and Deutsche Bank AG Cayman Islands Branch
Form of Acceptance	the form of acceptance and authority to accompany the Offer Document
HSR Condition	all necessary notifications and filings having been made and all relevant waiting periods expiring or having been terminated under the Hart-Scott-Rodino Antitrusts Improvements Act of 1976 (as

amended) and all approvals or clearances thereunder having been obtained to the reasonable satisfaction of BLB Investors

Independent Entity	a special purpose vehicle incorporated for the purpose of acquiring LPJ from Wembley, in which no member of the Wembley Group or of the BLB Investors Group has any interest
Japan	Japan, its cities and prefectures, territories and possessions
JPMorgan	J.P. Morgan plc
JPMorgan Chase	JPMorgan Chase Bank
Kerzner	Kerzner International Limited
Lincoln Park Business	the gaming and entertainment facility located at Lincoln Park, 1600 Louisquisset Pike, Lincoln, Rhode Island, United States
Lincoln Park Litigation	the indictment (CR. No. 03-81-03 ML) against Lincoln Park, Inc. issued by the United States District Court for the District of Rhode Island
Lincoln Park Reorganisation	the reorganisation of Wembley's interests in the Lincoln Park Business, to be implemented substantially in the form described in paragraph 8 of this announcement or as otherwise may be agreed between BLB Investors and Wembley
London Stock Exchange	London Stock Exchange plc
LPJ	a limited liability company to be incorporated in Jersey which will acquire the membership interest in LPRI as described in this announcement
LPRI	LPRI LLC, a limited liability company formed in Rhode Island
MGM Proposal	the scheme of arrangement effecting the proposed acquisition by MGM MIRAGE of Wembley which was announced on 27 January 2004 (as it may be modified from time to time)
Offer Document	the document to be sent to Wembley Shareholders (and, for information only, to participants in the Wembley Share Option Schemes) which will contain the Offer
Offer	the cash offer to be made by JPMorgan, on behalf of the Offeror, to acquire the entire issued and to be issued share capital of Wembley not already owned by any member of the BLB Investors Group on the terms and subject to the conditions to be set out in the Offer Document and Form of Acceptance including, where the context requires, any subsequent revision, extension or variation of such Offer

Offeror	a direct or indirect wholly-owned subsidiary of BLB Investors incorporated for the specific purpose of making the Offer
Official List	the Official List of the UKLA
Panel	the Panel on Takeovers and Mergers
Pounds Sterling or £	UK pounds sterling (and references to "pence" shall be construed accordingly)
Regulatory Information Service	any of the services set out in Schedule 12 to the Listing Rules of the UKLA from time to time
Starwood Capital	Starwood Capital Group Global, L.L.C.
holding company, subsidiary, subsidiary undertaking, associated undertaking and undertaking	have the meanings given by the Companies Act (but for these purposes ignoring paragraph 20(1)(b) of Schedule 4A to the Companies Act) and **substantial interest** means a direct or indirect interest in 20 per cent. or more of the equity capital of an undertaking
UKLA	the United Kingdom Listing Authority, being the Financial Services Authority acting in its capacity as the competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000
United Kingdom or UK	the United Kingdom of Great Britain and Northern Ireland
United States or US	the United States of America, its territories and possessions, any State of the United States of America, the District of Columbia and all other areas subject to its jurisdiction
US$ or $	US dollars
US Attorney	the United States Attorney for the District of Rhode Island
Waterford	Waterford Group, L.L.C.
Wembley	Wembley plc
Wembley Board	the board of directors of Wembley
Wembley Directors	the directors of Wembley
Wembley Group	Wembley and its subsidiary undertakings
Wembley Meetings	the Court meeting and extraordinary general meeting of Wembley Shareholders to effect the proposed acquisition by MGM MIRAGE of Wembley

Wembley Shareholders	holders of Wembley Shares from time to time
Wembley Share Option Schemes	all or (where the context permits) any of:

      (a)   The Wembley 1995 Executive Share Option Scheme;

      (b)   The Wembley 1996 Unapproved Executive Share Option Scheme; and

      (c)   The Wembley plc Savings Related Share Option Scheme

Wembley Shares	ordinary shares of £1.00 each in Wembley